EXHIBIT 99.1

Equinox Gold and Leagold Merger Receives Positive Recommendation from Proxy Advisory Firms

VANCOUVER, Jan. 20, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis"), independent proxy advisory firms that provide voting recommendations to shareholders, have issued positive reviews of the proposed merger with Leagold Mining Corporation (TSX: LMC, OTC: LMNCF) announced on December 16, 2019. ISS and Glass Lewis both recommend that Equinox Gold shareholders vote in favour of the resolutions to be voted on at the special meeting of shareholders to be held on January 28, 2020.

Equinox Gold shareholders of record at the close of business on December 18, 2019 are eligible to vote their common shares. Full details of the proposed merger and the matters to be voted on at the meeting are described in the joint management information circular and related meeting materials that were mailed to shareholders in December 2019. All of the meeting materials, including instructions on how to vote your shares, can be downloaded from Equinox Gold's website at www.equinoxgold.com and from Equinox Gold's profile on SEDAR at www.sedar.com.

The Equinox Gold meeting will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Vancouver, BC on January 28, 2020 commencing at 10:00 am Vancouver Time.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2020/20/c0789.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO; Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 08:00e 20-JAN-20